# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JACK IN THE BOX INC, CIK 0000807882
CUSIP: 466367109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 9357 SPECTRUM CENTER BLVD, SAN DIEGO, California (CA), 92123-1516
Date of event which requires filing of this statement: 10/31/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001193805-25-001000
Filed by CIK 0001726173
Persons authorized to receive notices and communications: Sardar Biglari, Biglari Holdings Inc., 19100 Ridgewood Pkwy, Suite 1200, San Antonio, Texas (TX), 78259, 210-344-3400; Michael Neidell, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Biglari Holdings Inc. (CIK 0001726173): type of reporting person: corporation (CO); citizenship or place of organization: Indiana (IN); source of funds: other (OO); sole voting power 200,617; shared voting power 0; sole dispositive power 200,617; shared dispositive power 0; aggregate amount beneficially owned 200,617 (1.1% of the class)
- LION FUND, L.P. (CIK 0001334426): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 542,700; shared voting power 0; sole dispositive power 542,700; shared dispositive power 0; aggregate amount beneficially owned 542,700 (2.9% of the class)
- LION FUND II, L.P. (CIK 0001580602): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 1,140,952; shared voting power 0; sole dispositive power 1,140,952; shared dispositive power 0; aggregate amount beneficially owned 1,140,952 (6% of the class)
- Southern Pioneer Property & Casualty Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: Arkansas (AR); source of funds: working capital (WC); sole voting power 106,317; shared voting power 0; sole dispositive power 106,317; shared dispositive power 0; aggregate amount beneficially owned 106,317 (0.6% of the class)
- First Guard Insurance Company: type of reporting person: insurance company (IC); citizenship or place of organization: Arizona (AZ); source of funds: working capital (WC); sole voting power 21,900; shared voting power 0; sole dispositive power 21,900; shared dispositive power 0; aggregate amount beneficially owned 21,900 (0.1% of the class)
- Biglari Reinsurance Ltd. (CIK 0002035328): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: working capital (WC), other (OO); sole voting power 148,217; shared voting power 0; sole dispositive power 148,217; shared dispositive power 0; aggregate amount beneficially owned 148,217 (0.8% of the class)
- Biglari Insurance Group Inc. (CIK 0002034968): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 148,217; shared voting power 0; sole dispositive power 148,217; shared dispositive power 0; aggregate amount beneficially owned 148,217 (0.8% of the class)
- Western Sizzlin Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 52,400; shared voting power 0; sole dispositive power 52,400; shared dispositive power 0; aggregate amount beneficially owned 52,400 (0.3% of the class)
- BIGLARI CAPITAL CORP. (CIK 0001334429): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 1,683,652; shared voting power 0; sole dispositive power 1,683,652; shared dispositive power 0; aggregate amount beneficially owned 1,683,652 (8.9% of the class)
- BIGLARI, SARDAR (CIK 0001334430): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 1,884,269; shared voting power 0; sole dispositive power 1,884,269; shared dispositive power 0; aggregate amount beneficially owned 1,884,269 (9.98% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: JACK IN THE BOX INC
Address of issuer's principal executive offices: 9357 SPECTRUM CENTER BLVD, SAN DIEGO, California (CA), 92123-1516

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On October 31, 2025, the Reporting Persons delivered a letter to the Issuer nominating Sardar Biglari and Douglas Thompson for election to the Board at the 2026 annual meeting of shareholders of the Issuer (the "Annual Meeting").

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On October 31, 2025, the Reporting Persons, Steak 'n Shake Inc. and Mr. Thompson (collectively, the "Participants") entered into a Joint Filing and Solicitation Agreement (the "Joint Filing and Solicitation Agreement") in which, among other things, (i) the Participants agreed to jointly file a statement on Schedule 13D, and any amendments thereto, with respect to securities of the Issuer to the extent required by applicable law, (ii) the Participants agreed to solicit proxies for the election of certain persons nominated for election to the Board at the Annual Meeting (including those nominated by or on behalf of the Reporting Persons), (iii) the Participants agreed to take all other action necessary to achieve the foregoing, and (iv) the Reporting Persons agreed to bear all expenses incurred in connection with the Participants' activities, including approved expenses incurred by any of the parties in connection with the solicitation, subject to certain limitations. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Mr. Thompson has granted Mr. Biglari a power of attorney (the "POA") to execute certain SEC filings and other documents in connection with the solicitation of proxies from the Issuer's shareholders in connection with the Annual Meeting. The POA is attached hereto as Exhibit 99.2 and are incorporated herein by reference.

The Lion Fund has signed a letter agreement (the "Indemnification Agreement") with Mr. Thompson, pursuant to which it and its affiliates have agreed to indemnify Mr. Thompson against certain claims arising from the solicitation of proxies from the Issuer's shareholders in connection with the Annual Meeting and any related transactions. For the avoidance of doubt, such indemnification does not apply to any claims made against Mr. Thompson in his capacity as a director of the Issuer, if so elected. The Indemnification Agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

99.1 - Joint Filing and Solicitation Agreement, dated October 31, 2025.

99.2 - Power of Attorney, dated October 31, 2025.

99.3 - Indemnification Agreement, dated October 31, 2025.

## Signatures
- Biglari Holdings Inc.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer (11/03/2025)
- LION FUND, L.P.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer of Biglari Capital Corp., its general partner (11/03/2025)
- LION FUND II, L.P.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer of Biglari Capital Corp., its general partner (11/03/2025)
- Southern Pioneer Property & Casualty Insurance Company: /s/ Sardar Biglari, Sardar Biglari, Authorized Signatory (11/03/2025)
- First Guard Insurance Company: /s/ Sardar Biglari, Sardar Biglari, Authorized Signatory (11/03/2025)
- Biglari Reinsurance Ltd.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer (11/03/2025)
- Biglari Insurance Group Inc.: /s/ Sardar Biglari, Sardar Biglari, Chairman of the Board (11/03/2025)
- Western Sizzlin Corporation: /s/ Sardar Biglari, Sardar Biglari, President (11/03/2025)
- BIGLARI CAPITAL CORP.: /s/ Sardar Biglari, Sardar Biglari, Chairman and Chief Executive Officer (11/03/2025)
- BIGLARI, SARDAR: /s/ Sardar Biglari, Sardar Biglari (11/03/2025)